Exhibit 99.7
CERTIFICATE OF QUALIFIED PERSON
I, Guillermo Pareja, Ph.D., P. Geo., as an author of this report entitled “Goldcorp Inc., Peñasquito Polymetallic Project, Zacatecas State, Mexico NI 43-101 Technical Report” dated March 21, 2011 prepared for Goldcorp Inc. (the “Issuer”) do hereby certify that:
1.	I am Manager, Mineral Resources at Goldcorp Inc., located at 666 Burrard St., Suite 3400, Vancouver, British Columbia, Canada V6C 2X8.

2.	This certificate applies to the technical report “Goldcorp Inc., Peñasquito Polymetallic Project, Zacatecas State, Mexico NI 43-101 Technical Report”, dated March 21, 2011 (the “Technical Report”).

3.
I graduated with a B.Sc. degree in Geology from Universidad Nacional de Ingenieria, Peru, in 1989, and a Ph.D. in Geology from the Leland Stanford Junior University, USA, in 1998. I am a member in full standing of the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC) with Registration No. 35049.

4.
I have worked as a geologist since graduation from university in 1989. During that time, I have been employed as exploration geologist, mine geologist, resource geologist and consulting geologist, at several mining companies.

5.
I am familiar with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

6.	I visited the Peñasquito mine, subject of the report, between July 12 to 16, 2010.

7.	I am responsible for the Resource model estimates in Section 17 of the Technical Report.

8.	I am not an independent qualified person as described in section 1.4 of NI 43-101, as I am an employee of the Issuer.

9.	I have had no prior involvement with the property.

10.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

11.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 21st day of March, 2011

(“Guillermo Pareja”) Guillermo Pareja, Ph.D., P.Geo.
Manager, Mineral Resources Goldcorp Inc.